Exhibit 12.1

($ in thousands)	Fiscal Year Ended December 31,						Nine Months Ended September 30,
	2015	2014	2013	2012	2011	2010	2016	2015
Net Income (loss)	$41,469	$62,856	$61,690	$34,757	$(38,338)	$84,871	$11,495	$14,165
Income Tax Expense (benefit)	(8,723)	8,338	1,019	(5,856)	2,806	8,866	(10,412)	(10,882)
Fixed Charges	$6,068	$1,680	$6,940	$6,088	$7,812	$8,723	$7,582	$3,485

Earnings	$38,814	$72,874	$69,649	$34,989	$(27,721)	$102,460	$8,665	$6,768

Interest Costs	$4,913	$822	$6,169	$5,393	$6,476	$7,020	$6,677	$2,635
Operating Lease Expense	3,500	2,600	2,335	2,105	4,048	5,160	2,743	2,576
Portion of rental expense representative of the interest factor (a)	1,155	858	771	695	1,336	1,703	905	850

Total Fixed Charges	$6,068	$1,680	$6,940	$6,088	$7,812	$8,723	$7,582	$3,485

Ratio of Earnings to Fixed Charges	6.4	43.4	10.0	5.7	(b )	11.7	1.1	1.9

(a)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.
(b)	The ratio of earnings to fixed charges and preferred share dividends was less than 1.0x in fiscal 2011. The deficiency in the ratio of earnings to fixed charges and preferred share dividend was $35.5 million.